UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the three months ended March 31, 2010
Commission file number: 1-10110

BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4
48005 Bilbao
Spain
(Address of principal executive offices)
Javier Malagón Navas
Paseo de la Castellana, 81
28046 Madrid
Spain
Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

PAGE
ITEM 1.	RESULTS OF OPERATIONS FOR THREE MONTHS ENDED MARCH 31, 2010	1

ITEM 1. RESULTS OF OPERATIONS FOR THREE MONTHS ENDED MARCH 31, 2010
CERTAIN TERMS AND CONVENTIONS
     The terms below are used as follows throughout this report:
•	“BBVA”, “Bank”, the “Company” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.
     In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.
     Factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.
     Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
     BBVA’s consolidated annual and interim financial statements were prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats and as amended thereafter (“Circular 4/2004”).
     The financial information included in this report on Form 6-K is unaudited and has been prepared by applying EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 on a consistent basis with that applied to BBVA’s consolidated annual and interim financial statements.
     This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2009 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC” or “Commission”) on March 29, 2010 (the “2009 Form 20-F”).
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. BBVA’s 2009 Form 20-F includes a reconciliation of certain financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP. We have not prepared or included in this report on Form 6-K a reconciliation of the financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as of and for the three months ended March 31, 2010 and 2009.
Statistical and Financial Information
     The following principles should be noted in reviewing the statistical and financial information contained herein:
•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this Form 6-K may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

The BBVA Group
     BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.
Selected Consolidated Financial Data

	Three months ended March 31,
EU-IFRS (*)	2010	2009	Change
	(in millions of euros, except per share/ADS data (in euro))
Consolidated Income Statement data
Interest and similar income	5,093	6,740	(24.3)%
Interest and similar expense	1,707	3,468	(50.8)%

Net interest income	3,386	3,272	3.5%
Dividend income	25	41	(39.0)%

Share of profit or loss of entities accounted for using the equity method	57	4	n.m (3)
Fee and commission income	1,297	1,305	(0.6)%
Fee and commission expenses	(191)	(226)	(15.5)%
Net gains (losses) on financial assets and liabilities	597	157	n.m (3)
Net exchange differences	36	207	(82.7)%
Other operating income	906	847	7.0%
Other operating expenses	(813)	(718)	13.1%

Gross income	5,301	4,889	8.4%
Administration costs	(1,945)	(1,895)	2.6%
Depreciation and amortization	(174)	(175)	(1.0)%
Provisions (net)	(170)	(104)	63.2%
Impairment losses on financial assets (net)	(1,078)	(916)	17.7%

Net operating income	1,934	1,798	7.5%
Impairment losses on other assets (net)	(93)	(42)	n.m (3)
Gains (losses) on derecognized assets not classified as non-current asset held for sale	6	4	31.7%
Gains (losses) in non-current assets held for sale not classified as discontinued operations	15	74	(79.9)%

Income before tax	1,862	1,834	1.5%
Income tax	(510)	(480)	6.2%

Income from continuing transactions	1,352	1,354	(0.2)%
Income from discontinued operations (net)	—	—	—

Net income	1,352	1,354	(0.2)%
Net income attributed to parent company	1,240	1,238	0.2%
Net income attributed to non-controlling interests	112	116	(3.9)%

Per share/ADS(1) Data
Net operating income(2)	0.52	0.49
Numbers of shares	3,747,969,121	3,747,969,121
Net income attributed to parent company(2)	0.32	0.34

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,703 million and 3,668 million shares in the three months ended March 31, 2010 and 2009, respectively).

(3)	Not meaningful.

	As of March, 31	As of December, 31	As of March, 31
	2010	2009	2009
	(in millions of euro, except percentages)
Consolidated balance sheet data
Total assets	553,922	535,065	543,350
Common stock	1,837	1,837	1,837
Loans and receivables (net)	355,526	346,117	362,172
Customer deposits	255,301	254,183	243,795
Debt certificates and subordinated liabilities	115,815	117,817	126,251
Total equity	31,824	30,763	28,367

			As of and
			for the year
	As of and for the three		ended
	months ended March 31,		December, 31
	2010	2009	2009
	(in millions of euro, except percentages)
Consolidated ratios
Profitability ratios:
Net interest income (1)	2.49%	2.39%	2.56%
Return on average total assets (2)	1.01%	1.00%	0.85%
Return on average equity (3)	17.7%	19.4%	16.0%

Credit quality data
Loan loss reserve (4)	9,140	7,679	8,805
Loan loss reserve as a percentage of total loans and receivables (net)	2.57%	2.12%	2.54%
Substandard loans (5)	15,632	10,375	15,312
Substandard loans as a percentage of total loans and receivables (net)	4.40%	2.86%	4.42%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Represents annualized net interest income as a percentage of average total assets.

(2)	Represents annualized net income attributed to the parent company for the period, which we calculate as our net income attributed to the parent company for the period multiplied by four, as a percentage of average total assets for the period.

(3)	Represents annualized net income attributed to the parent company for the period, which we calculate as our net income attributed to the parent company for the period multiplied by four, as a percentage of average equity for the period.

(4)	Includes loan loss reserve and contingent liabilities loss reserve.

(5)	Total non-performing assets (which include non-performing loans and other non-performing assets) amounted to €15,870 million as of March 31, 2010, compared to €15,602 million as of December 31, 2009 and compared to €10,543 million as of March 31, 2009, an increase of 1.7% for the three months ended March 31, 2010. The non-performing asset ratio (which we define as substandard loans and other non-performing assets divided by loans and advances to customers and contingent liabilities) was 4.3% as of March 31, 2010, 4.3% as of December 31, 2009 and 2.8% as of March 31, 2009.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
     We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian Soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements.
     The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our financial results as reported in this Form 6-K. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 for three months ended March 31, 2010 and 2009 and as of March 31, 2010 and December 31, 2009 according to the European Central Bank (“ECB”).

	Average exchange rates		Period-end exchange rates
	Three months ended	Three months ended	As of March 31,	As of December 31,
Currencies	March 31, 2010	March 31, 2009	2010	2009
Mexican peso	17.66	18.73	16.66	18.92
U.S. dollar	1.38	1.30	1.35	1.44
Venezuelan bolivar fuerte	5.64	2.80	5.79	3.09
Colombian peso	2,688.17	3,134.80	2,597.40	2,941.18
Chilean peso	717.36	791.14	709.22	730.46
New Peruvian Sol	3.94	4.15	3.83	4.16
Argentine peso	5.39	4.71	5.24	5.56
     Our financial results for the three months ended March 31, 2010 have been affected by the devaluation of the Venezuelan Bolivar fuerte at the beginnning of January, which has had a negative effect on the financial statements and economic activity in the South America area. Compared to the March 31, 2009 exchange rate, the Venezuelan Bolivar fuerte fell by 50.6% as of March 31, 2010.
BBVA Group Results of Operations for the Three Months Ended March 31, 2010 and 2009
     Net interest income
     The following table summarizes the principal components of net interest income for the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

	For the three months ended
	March 31,		Change
	2010	2009	2010/2009

	(millions of euros)%
Interest and similar income	5,093	6,740	(24.4)%
Interest expense and similar charges	(1,707)	(3,468)	(50.8)%

Net interest income	3,386	3,272	3.5%
     Net interest income rose 3.5% to €3,386 million for the three months ended March 31, 2010 from €3,272 million for the three months ended March 31, 2009 due to our pricing policy (in order to limit the increase in customer funds’ cost and the decrease in loans to customers’ yield) and the active management of our investments in debt instruments (in order to adjust the duration of debt portfolios and increase debt portfolio income in net interest income).
     In our business with customers in the euro zone, for the three months ended March 31, 2010, the reduction in the yield on loans (down 10 basis points from December 31, 2009 to 3.31% as of March 31, 2010) is higher than the decline in the cost of funds (down 3 basis points from December 31, 2009 to 0.58% as of March 31, 2010). Consequently, the average customer spread as of March 31, 2010 was 2.73%, slightly lower compared to the average customer spread as of December 31, 2009 (2.80%). Nevertheless, the risk profile is now lower because assets, such as the consumer finance portfolio, have shrunk and liabilities, in the form of liquid funds, have expanded.
     In Mexico, the average Interbank Equilibrium Interest Rate (TIIE) for 2010 was 4.9%, the same level as the figure of 2009. The customer spread decreased throughout the first quarter of 2010 to 10.54% as of March 31, 2010, compared to 11.35% as of December 31, 2009, due to a larger decline in yield on loans than in cost of deposits.
     Dividend income
     Dividend income decreased 39% to €25 million for the three months ended March 31, 2010 from €41 million for the three months ended March 31, 2009 due to the advance to the month of December 2009 of some dividends traditionally paid in January by some of our Spanish portfolio companies.

     Share of profit or loss of entities accounted for using the equity method
     Share of profit or loss of entities accounted for using the equity method increased to €57 million for the three months ended March 31, 2010 from €4 million for the three months ended March 31, 2009 due to the increased profits of China Citic Bank (“CNCB”). In addition, we exercised a purchase option to increase our holding of CNCB by 5%, which became effective on April 1, 2010, and will begin to be felt in the earnings from the second quarter of 2010.
     Fee and commission income
     The breakdown of fee and commission income for the three months ended March 31, 2010 and 2009 are as follows:

	For the three months ended
	March 31,		Change
	2010	2009	2010/2009

	(millions of euros)%
Commitment fees	38	22	72.7%
Contingent liabilities	67	64	4.7%
Documentary credits	9	11	(18.2)%
Bank and other guarantees	58	53	9.4%
Arising from exchange of foreign currencies and banknotes	4	3	33.3%
Collection and payment services	587	635	(7.6)%
Securities services	398	409	(2.7)%
Counseling on and management of one-off transactions	2	1	100.0%
Financial and similar counseling services	15	6	150.0%
Factoring transactions	7	6	16.7%
Non-banking financial products sales	25	26	(3.8)%
Other fees and commissions	154	133	15.8%

Fee and commission income	1,297	1,305	(0.6)%
     Fee and commission income decreased 0.6% to €1,297 million for the three months ended March 31, 2010 from €1,305 million for the three months ended March 31, 2009 principally due to lower collection and payments services income due to lower activity levels.
     Fee and commission expenses
     The breakdown of fee and commission expenses for the three months ended March 31, 2010 and 2009 were as follows:

	For the three months ended
	March 31,		Change
	2010	2009	2010/2009
	(millions of euros)		(%)
Brokerage fees on lending and deposit transactions	2	1	100.0%
Fees and commissions assigned to third parties	130	168	(22.6)%
Other fees and commissions	59	57	3.5%

Fee and commission expenses	191	226	(15.5)%
     Fee and commission expenses decreased 15.5% to €191 million for the three months ended March 31, 2010 from €226 million for the three months ended March 31, 2009 due to a 22.6% decrease in fees and commissions assigned to third parties mainly related to our pension business in Chile.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities increased to €597 million for the three months ended March 31, 2010 from €157 million for the three months ended March 31, 2009 due to the positive evolution of markets activity, and the sale of financial instruments in order to adjust portfolio durations. Furthermore, the high price volatility in sovereign markets was taken advantage of to rotate the durations of the portfolios, which generated income without consuming the unrealized capital gains present in certain portfolios as of December 31, 2009.
     Net exchange differences decreased 82.7% to €36 million for the three months ended March 31, 2010 from €207 million for the three months ended March 31, 2009 due primarily to losses in foreign currency trading.

     Other operating income and expenses
     Other operating income increased 7.0% to €906 million for the three months ended March 31, 2010 from €847 million for the three months ended March 31, 2009. Other operating expenses increased 13.1% to €813 million for the three months ended March 31, 2010 from €718 million for the three months ended March 31, 2009. The net variation was a 27% decrease with respect to the three months ended March 31, 2009, due primarily to a smaller contribution to the income statement from renting activities and a higher contribution to deposit guarantee funds (10.9%) in the countries where we operate.
     Gross income
     As a result of the foregoing, gross income increased 8.4% to €5,301 million for the three months ended March 31, 2010 from €4,889 million for the three months ended March 31, 2009.
     Administration costs
     Administration costs increased 2.6% to €1,945 million for the three months ended March 31, 2010 from €1,895 million for the three months ended March 31, 2009 due primarily to an increase of rent expenses related to the sale and leaseback of certain properties in Spain in the third quarter of 2009.
     The table below provides a breakdown of administration cost for the three months ended March 31, 2010 and 2009.

	For the three months ended March 31,		Change
	2010	2009	2010
	(millions of euros)		(%)
Administration cost

Personnel expenses

Wages and salaries	881	885	(0.5)%
Social security costs	141	150	(6.0)%
Transfers to internal pension provisions	17	13	30.8%
Contributions to external pension funds	16	17	(5.9)%
Other personnel expenses	94	96	(2.1)%

Total personnel expenses	1,149	1,161	(1.0)%
General and administrative expenses
Technology and systems	141	146	(2.8)%
Communications	68	65	4.6%
Advertising	76	63	20.6%
Property, fixtures and materials	182	155	17.4%
Of which:
Rent expenses	97	70	38.6%
Taxes other than income tax	71	66	7.6%
Other expenses	258	240	7.5%

Total general and administrative expenses	796	734	8.4%

Total administration cost	1,945	1,895	2.6%
     Depreciation and amortization
     Depreciation and amortization decreased to €174 million for the three months ended March 31, 2010 from €175 million for the three months ended March 31, 2009.
     Provisions (net)
     Provisions (net) increased 63.2% to €170 million for the three months ended March 31, 2010 from €104 million for the three months ended March 31, 2009 due to a significant increase of substandard contingent liabilities.
     Impairment losses on financial assets (net)
     Impairment losses on financial assets (net) increased 17.7% to €1,078 million for the three months ended March 31, 2010 from €916 million for the three months ended March 31, 2009 due to an increase in provisions in connection with the increase in non-performing assets from €15,602 million as of December 31, 2009 to €15,870 million as of March 31, 2010, due primarily to the deterioration of the economic environment in Spain and in certain of the areas in which we operate in the United States. The non-performing asset ratio was 4.3% as of March 31, 2010, 4.3% as of December 31, 2009 and 2.8% as of March 31, 2009.
     Net operating income
     As a result of the foregoing, net operating income increased 7.5% to €1,934 million for the three months ended March 31, 2010 from €1,798 million for the three months ended March 31, 2009.
     Impairment losses on other assets (net)
     Impairment losses on other assets (net) increased to €93 million for the three months ended March 31, 2010 from €42 million for the three months ended March 31, 2009 due to the write-downs on real-estate investments (€72 million).
     Gains (losses) on derecognized assets not classified as non-current assets held for sale
     Gains (losses) on derecognized assets not classified as non-current assets held for sale increased to €6 million for the three months ended March 31, 2010 from €4 million for the three months ended March 31, 2009.
     Gains (losses) in non-current assets held for sale not classified as discontinued operations
     Gains (losses) in non-current assets held for sale not classified as discontinued operations decreased 79.9% to €15 million for the three months ended March 31, 2010 from €74 million for the three months ended March 31, 2009, due to the lower volume of fixed assets sales in the first quarter of 2010 compared with the first quarter of 2009 and the increase of impairment in real state classified as non-current assets held for sale.
     Income before tax
     As a result of the foregoing, income before tax increased 1.5% to €1,862 million for the three months ended March 31, 2010 from €1,834 million for the three months ended March 31, 2009.
     Income tax
     Income tax increased 6.2% to €510 million for the three months ended March 31, 2010 from €480 million for the three months ended March 31, 2009 mainly due to an increase in the tax rate payable in Mexico.
     Net income
     As a result of the foregoing net income decreased 0.2% to €1,352 million for the three months ended March 31, 2010 from €1,354 million for the three months ended March 31, 2009.
     Net income attributed to non-controlling interest
     Net income attributed to non-controlling interest decreased 3.0% to €113 million for the three months ended March 31, 2010 from €116 million for the three months ended March 31, 2009 due principally to exchange rate impacts.
     Net income attributed to parent company
     Net income attributed to parent company increased 0.2% to €1,240 million for the three months ended March 31, 2010 from €1,238 million for the three months ended March 31, 2009.
B. Key Indicators
     Return on equity was 17.7% for the three months ended March 31, 2010 compared to 16.0% for the year ended December 31, 2009 and 19.4% for the three months ended March 31, 2009.
     The cost/income ratios including depreciation, for the three months ended March 31, 2010 were 40.0% compared to 40.4% for the year ended December 31, 2009 and 42.3% for the three months ended March 31, 2009.
     The Group’s total assets as of March 31, 2010 were €553,922 million, compared to €535,065 million as of December 31, 2009 and €543,350 million as of March 31, 2009.
     As of March 31, 2010 lending to customers amounted to €337,569 million, compared to €332,162 million as of December 31, 2009 and €340,241 million as of March 31, 2009, which represents a 0.8% decrease as of March 31, 2010 compared to March 31, 2009.
     Lending to domestic customers in Spain amounted to €206,161 million, compared to €204,671 million as of December 31, 2009 and €207,036 million as of March 31, 2009, which represents a 0.4% decrease as of March

31, 2010 compared to as of March 31, 2009. Lending to domestic customers in Spain increased in economic sectors where the risk was lower, with the public sector, including the Spanish Central Government, the regional autonomous comunities and other public bodies, accounting for €22,249 million as of March 31, 2010, which was a year-on-year increase of 21.9%, and decreased in higher risk sectors, such as commercial lending which dropped significantly (down 17.9% year-on-year) to €6,140 million.
     Lending to non-resident customers as of March 31, 2010 was €131,407 million, compared to €127,491 million as of December 31, 2009 and €133,205 million as of March 31, 2009, which represents a decrease of 1.3% compared to March 31, 2009.
     Non-performing loans amounted to €15,520 million as of March 31, 2010, up from €15,197 million as of December 31, 2009 and €10,262 million as of March 31, 2009, an increase of 2.9% for the three months ended March 31, 2010. Total non-performing assets (which include non-performing loans and other non-performing assets) amounted to €15,870 million as of March 31, 2010, compared to €15,602 million as of December 31, 2009 and compared to €10,543 million as of March 31, 2009, an increase of 1.7% for the three months ended March 31, 2010. The non-performing asset ratio was 4.3% as of March 31, 2010, 4.3% as of December 31, 2009 and 2.8% as of March 31, 2009. The non-performing asset coverage ratio was 59% as of March 31, 2010, 57% as of December 31, 2009 and 76% as of March 31, 2009.
     As of March 31, 2010 total customer funds, on and off the balance sheet, were €513,171 million, an increase of 4.1%, from €492,807 million as of March 31, 2009 and an increase of 0.8%, from €509,104 million as of December 31, 2009.
     As of March 31, 2010 customer funds on the balance sheet rose by 0.3% to €371,116 million, compared to €370,045 million as of March 31, 2009, and decreased by 0.2% compared to €371,999 millions as of December 31, 2009. Of the above amount at March 31, 2010, customer deposits accounted for €255,301 million (up 4.7% year-on-year), marketable debt securities accounted for €98,240 million (down 9.9% year-on-year) and subordinate liabilities accounted for €17,575 million (up 2.0%).
     Customer funds off the balance sheet came to €142,055 million, a 15.7% increase compared to €122,762 million as of March 31, 2009 and a 3.6% increase compared to €137,105 million as of December 31, 2009.
C. Capital
     Under the Bank of Spain’s capital adequacy regulations, as of March 31, 2010 and December 31, 2009, we were required to have a ratio of consolidated capital as calculated under such regulations to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of March 31, 2010, this ratio was 12.72%, down from 12.89% as of December 31, 2009, and our capital adecuacy exceeded the minimum level required by 59%, down from 61% at the prior year end.
     Based on the framework of the Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of March 31, 2010 and December 31, 2009, our consolidated Tier I risk-based capital ratio was 9.5% and 9.4%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 13.4% and 13.6%, respectively. The Basel II recommends that these ratios be at least 4% and 8%, respectively.
D. Results of Operations by Business Areas for the Three Months Ended March 31, 2010 and 2009
     In 2010 and 2009, we focused our operations on six major business areas: Spain and Portugal, Wholesale Banking and Asset Management (“WB&AM”), Mexico, the United States, South America and Corporate Activities.
     In 2010, certain changes were made in the criteria applied in 2009 in terms of the composition of some of the different business areas. These changes affected:
•	The United States and Wholesale Banking & Asset Management. In order to give a global view of the Group’s business in the United States, we decided to include the New York office, formerly in WB&AM, in the United States area. This change is consistent with BBVA’s current method of reporting its business units.

•	South America. In 2010, the adjustment for Venezuela hyperinflation is included in the financial statements of South America. In the 2009 Form 20-F, that adjustment was included under the Corporate Activities segment. Therefore, the figures related to 2009 of this business segment have been restated to make them comparable to the 2010 figures.

     Likewise, a modification has been made in the allocation of certain costs from the corporate headquarters to the business areas that affect rent expenses and sales of IT services, though to a lesser extent. This has meant that the data for 2009 has been revised to ensure that the different periods are comparable.
     The foregoing description of our business areas is consistent with our current internal organization. The financial information for our business areas for the three months ended March 31, 2010 and 2009 presented below has been prepared on a uniform basis, consistent with our organizational structure in 2010. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities.

	Information By Business Areas for the three months ended March 31, 2010
	(Million euros)
	Spain and			United	South	Corporate
	Portugal	WB&AM	Mexico	States	America	Activities	Total
Net interest income	1,217	222	860	437	556	95	3,386
Net fees and commissions	361	133	280	157	216	(39)	1,106
Net gains (losses) on financial assets and liabilities and exchange differences	41	63	109	25	184	210	633
Other operating income and expenses	91	79	39	(10)	(21)	(1)	176

Gross income	1,709	497	1,288	609	934	264	5,301
Administration costs	(609)	(119)	(429)	(309)	(341)	(138)	(1,945)
Personnel expenses	(377)	(79)	(206)	(177)	(192)	(118)	(1,149)
General and administrative expenses	(232)	(40)	(223)	(132)	(149)	(20)	(796)
Depreciation and amortization	(24)	(2)	(19)	(48)	(27)	(53)	(174)
Impairment on financial assets (net)	(237)	(9)	(331)	(161)	(107)	(232)	(1,078)
Provisions (net) and other gains (losses)	(2)	—	(24)	(11)	(13)	(192)	(242)

Income before tax	836	367	485	79	446	(351)	1,862
Income tax	(250)	(83)	(138)	(25)	(99)	84	(510)

Net income	587	284	347	54	348	(268)	1,352
Net income attributed to non-controlling interest	—	—	—	—	(115)	3	(112)
Net income attributed to parent company	587	284	347	54	233	(265)	1,240

	Information By Business Areas for the three months ended March 31, 2009
	(Million euros)
	Spain and			United	South	Corporate
	Portugal	WB&AM	Mexico	States	America	Activities	Total
Net interest income	1,198	237	816	421	594	6	3,272
Net fees and commissions	379	96	263	158	207	(24)	1,079
Net gains (losses) on financial assets and liabilities and exchange differences	51	83	116	29	134	(51)	364
Other operating income and expenses	106	43	29	(3)	(42)	40	174

Gross income	1,734	460	1,225	604	894	(28)	4,889
Administration costs	(614)	(113)	(382)	(301)	(352)	(134)	(1,895)
Personnel expenses	(379)	(75)	(188)	(189)	(195)	(136)	(1,161)
General and administrative expenses	(235)	(38)	(194)	(112)	(157)	3	(733)
Depreciation and amortization	(27)	(2)	(16)	(55)	(29)	(47)	(175)
Impairment on financial assets (net)	(190)	(20)	(358)	(134)	(103)	(112)	(916)
Provisions (net) and other gains (losses)	2	—	(6)	(15)	(1)	(49)	(68)

Income before tax	906	325	464	100	409	(370)	1,834
Income tax	(278)	(88)	(101)	(31)	(102)	120	(480)

Net income	628	237	362	69	307	(250)	1,354
Net income attributed to non-controlling interest	—	(1)	—	—	(102)	(13)	(116)
Net income attributed to parent company	628	236	362	69	205	(262)	1,238

     Spain and Portugal
     Net interest income of this business area for the three months ended March 31, 2010 was €1,217 million, a 1.6% increase over the €1,198 million recorded for the three months ended March 31, 2009, due to the pricing policy and an active management of structural interest and liquidity risk.
     Net fees and commissions of this business area amounted to €361 million for the three months ended March 31, 2010, a 4.8% decrease from the €379 million recorded for the three months ended March 31, 2009, due to lower volumes in the banking business and mutual and pensions funds.
     Net gains on financial assets and liabilities and exchange differences of this business area for for the three months ended March 31, 2010 was €41 million, a 19.5% decrease from the net gains of €51 million for the three months ended March 31, 2009, due primarily to lower activity levels given market volatility.
     Other operating income and expenses of this business area for the three months ended March 31, 2010 was €91 million, a 14.7% decrease over the €106 million recorded for the three months ended March 31, 2009, due primaly to a smaller contribution to the income statement from renting activities (primary fleet rentals).
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2010 was €1,709 million, a 1.4% decrease from the €1,734 million recorded for the three months ended March 31, 2009.
     Administration costs of this business area for the three months ended March 31, 2010 were €609 million, a 0.8% decrease from the €614 million recorded for the three months ended March 31, 2009, due primarily to the Group’s transformation plan, which helped to reduce wages and salaries, and through continued streamlining of the branch network.
     Impairment on financial assets (net) of this business for the three months ended March 31, 2010 was €237 million, a 25.1% increase over the €190 million recorded for the three months ended March 31, 2009, due primarily to the significant increase in non-performing assets as a result of the economic situation. The business area’s non-performing assets ratio increased significantly to 5.1% as of March 31, 2010 from 3.2% as of March 31, 2009 (5.1% as of December 31, 2009).

     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2010 was €836 million, a 7.7% decrease from the €906 million recorded for the three months ended March 31, 2009.
     Income tax of this business area for the three months ended March 31, 2010 was €250 million, a 10.2% decrease from the €278 million recorded for the three months ended March 31, 2009, primarily as a result of the decrease in income before tax.
     As a result of the foregoing, net income attributed to parent company of this business area for the three months ended March 31, 2010 was €587 million, a 6.5% decrease from the €628 million recorded for the three months ended March 31, 2009.
     Wholesale Banking and Asset Management
     For internal management purposes, “net interest income” and “net gains (losses) on financial assets and liabilities and exchange differences” for this business area are analyzed together. Net interest income includes the cost of funding of the market operations whose revenues are accounted for in the heading “Net gains (losses) on financial assets and liabilities and exchange differences”.
     Net interest income for the three months ended March 31, 2010 was €222 million, a 6.6% decrease over the €237 million recorded for the three months ended March 31, 2009. Net gains (losses) on financial assets and liabilities and exchange differences amounted to €63 million, compared to €83 million for the three months ended March 31, 2009. The sum of these headings for the three months ended March 31, 2010 was €285 million, an 11.1% decrease from the €320 million recorded for the three months ended March 31, 2009.
     Net fees and commissions of this business area amounted to €133 million for the three months ended March 31, 2010, a 37.8% increase from the €96 million recorded for the three months ended March 31, 2009, due to a strategic focus on customers with the potential to generate high business profitability.
     Other operating income and expenses of this business area for the three months ended March 31, 2010 was €79 million, an 82.9% increase from the €43 million recorded for the three months ended March 31, 2009 mainly due to the increase of profits related to our investment in CNCB.
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2010 was €497 million, an 8.0% increase over the €460 million recorded for the three months ended March 31, 2009.
     Administration costs of this business area for the three months ended March 31, 2010 were €119 million, a 5.2% increase over the €113 million recorded for the three months ended March 31, 2009.
     Impairment on financial assets (net) of this business for the three months ended March 31, 2010 was €9 million, a 52.6% decrease from the €20 million recorded for the three months ended March 31, 2009, due to the decline of the loan portfolio and to the focus on customers with better credit. The business area’s non-performing assets ratio increased to 1.3% as of March 31, 2010 from 0.7% as of March 31, 2009 (1.0% as of December 31, 2009).
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2010 was €367 million, a 12.8% increase over the €325 million recorded for the three months ended March 31, 2009.
     Income tax of this business area for the three months ended March 31, 2010 was €83 million, a 5.7% decrease from the €88 million recorded for the three months ended March 31, 2009 mainly due to the lower income tax of profits of entities accounted for using the equity method.
     Net income attributed to parent company of this business area for the three months ended March 31, 2010 was €284 million, a 20.3% increase over the €237 million recorded for the three months ended March 31, 2009.
     Mexico
     The average Mexican peso to euro exchange rate for the three months ended March 31, 2010 increased by 6.1% compared to the average exchange rate for the three months ended March 31, 2009 resulting in a positive exchange rate effect on the income statement for the three months ended March 31, 2010.
     Net interest income of this business area for the three months ended March 31, 2010 was €860 million, a 5.4% increase (a 0.6% decrease at constant exchange rate) from the €816 million recorded for the three months ended March 31, 2009, primarily as a result of the exchange rate effects described above.
     Net fees and commissions of this business area amounted to €280 million for the three months ended March 31, 2010 a 6.2% increase from the €263 million recorded for the three months ended March 31, 2009, mainly due to the exchange rate effects described above.

     Net gains on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2010 amounted to €109 million, a 6.2% decrease from the net gains of €116 million for the three months ended March 31, 2009, due to the volatility in markets, which was partially offset by the exchange rate effects described above.
     Other operating income and expenses of this business area for the three months ended March 31, 2010, was €39 million, a 32.8% increase from the €29 million recorded for the three months ended March 31, 2009, due to an increase in income from the pension and insurance businesses.
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2010 was €1,288 million, a 5.1% increase from the €1,225 million recorded for the three months ended March 31, 2009.
     Administration costs of this business area for the three months ended March 31, 2010 amounted to €429 million, a 12.4% increase from the €382 million recorded for the three months ended March 31, 2009 due to the expansion and transformation plan designed by BBVA Bancomer for the next three years to take advantage of the long-term growth opportunities offered by Mexico. These will involve growth in investment, which we expect will be reflected in a slight increase in costs over this year.
     Impairment on financial assets (net) of this business for the three months ended March 31, 2010 was €331 million, a 7.5% decrease over the €358 million recorded for the three months ended March 31, 2009, due to the signs of a steady but slow recovery in economic conditions. The business area’s non-performing assets ratio increased to 4.1% as of March 31, 2010 from 3.6% as of March 31, 2009 (4.3% as of December 31, 2009).
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2010 was €485 million, a 4.7% increase from the €464 million recorded for the three months ended March 31, 2009.
     Income tax of this business area for the three months ended March 31, 2010 was €138 million, an increase from the €101 million recorded for the three months ended March 31, 2009, as a result of the increased tax rate in Mexico since January 1, 2010.
     Net income attributed to parent company of this business area for the three months ended March 31, 2010 was €347 million, a 4.2% decrease from the €362 million recorded for the three months ended March 31, 2009.
     The United States
     The average dollar to euro exchange rate for the three months ended March 31, 2010 decreased by 5.8% to the average exchange rate for the three months ended March 31, 2009 resulting in a negative exchange-rate effect on the income statement for the three months ended March 31, 2010.
     Net interest income for the three months ended March 31, 2010 was €437 million, a 3.9% increase over the €421 million recorded for the three months ended March 31, 2009, due mainly to increased volumes of activity primarily as a result of the incorporation of the deposits and liabilities acquired from Guaranty Bank in August 2009.
     Net fees and commissions of this business area for the three months ended March 31, 2010 was €157 million, a 0.3% decrease over the €158 million recorded for the three months ended March 31, 2009.
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2010 were €25 million, a 14.9% decrease over the €29 million recorded for the three months ended March 31, 2009.
     Other operating income and expenses of this business area for the three months ended March 31, 2010 was a loss of €10 million compared to a loss of €3 million recorded for the three months ended March 31, 2009, due primarily to higher contributions to the Federal Deposit Insurance Corporation (FDIC).
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2010 was €609 million, a 0.7% increase over the €604 million recorded for the three months ended March 31, 2009.
     Administration costs of this business area for the three months ended March 31, 2010 were €309 million, a 2.8% increase over the €301 million recorded for the three months ended March 31, 2009, due primarily to the acquisition of Guaranty Bank.
     Depreciation and amortization of this business area for the three months ended March 31, 2010 was €48 million, a 12.2% decrease from €55 million for the three months ended March 31, 2009, due primarily to the lower amortization of intangible assets related to the acquisition of the banks comprising this business area.
     Impairment on financial assets (net) of this business for the three months ended March 31, 2010 was €161 million compared with €134 million recorded for the three months ended March 31, 2009. The business area’s non-performing assets ratio increased to 4.4% as of March 31, 2010 from 2.9% as of March 31, 2009 (5.2% as of December 31, 2009).
     As a result of the foregoing, the income before tax of this business area for the three months ended March 31, 2010 was €79 million a 21.1% decrease compared to income before tax of €100 million recorded for the three months ended March 31, 2009.
     Income tax of this business area for the three months ended March 31, 2010 was €25 million, a 18.5% decrease from the €31 million recorded for the three months ended March 31, 2009.
     Net income attributed to parent company of this business area for the three months ended March 31, 2010 amounted to €54 million compared to €69 million recorded for the three months ended March 31, 2009.
     South America
     For the three months ended March 31, 2010, the devaluation of the Venezuelan Bolivar Fuerte at the start of January has had a negative effect on the financial statements and economic activity in the business area, which was offset in part by the appreciation of the currencies in Chile, Colombia and Peru.
     Net interest income for the three months ended March 31, 2010 was €556 million, a 6.5% decrease over the €594 million recorded for the three months ended March 31, 2009, primarily as a result of the effect of the devaluation in Venezuela described above.
     Net fees and commissions of this business area amounted to €216 million for the three months ended March 31, 2010, a 4.1% increase from the €207 million recorded for the three months ended March 31, 2009.
     Net gains on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2010 was €184 million, a 37.2% increase from the net gains of €134 million for the three months ended March 31, 2009, due to the positive revaluation of our Venezuelan subsidiaries’ positions in U.S. dollars due to the devaluation of the Venezuelan Bolivar Fuerte, and the appreciation of the U.S. dollar against the euro.
     As a result of the foregoing, the gross income of this business area for the three months ended March 31, 2010 was €934 million, a 4.5% increase over the €894 million recorded for the three months ended March 31, 2009.
     Administration costs of this business area for the three months ended March 31, 2010 were €341 million, a 3.2% decrease from the €352 million recorded for the three months ended March 31, 2009, primarily as a result of the exchange rate effects described above.
     Impairment on financial assets (net) of this business for the three months ended March 31, 2010 was €107 million a 4.0% increase from the €103 million recorded for the three months ended March 31, 2009. The business area’s non-performing assets ratio increased to 2.8% as of March 31, 2010 from 2.3% as of March 31, 2009 (2.7% as of December 31, 2009).
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2010 was €446 million, a 9.0% increase over the €409 million recorded for the three months ended March 31, 2009.
     Income tax of this business area for the three months ended March 31, 2010 was €99 million, a 3.5% decrease (a 7.2% increase at constant exchange rates) from the €102 million recorded for the three months ended March 31, 2009.
     Net income attributed to parent company of this business area for the three months ended March 31, 2010 was €233 million, a 13.6% increase over the €205 million for the three months ended March 31, 2009
     Corporate Activities
     Net interest income for the three months ended March 31, 2010, was €95 million compared to €6 million recorded for the three months ended March 31, 2009 due primarily to an active management of the positions in euro on the balance sheet and the positive contribution of interest rate economic hedges.
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2010 were gains of €210 million compared to losses of €51 million recorded for the three months ended March 31, 2009 due to the gains in sales of financial assets in order to take advantage of price volatility in sovereign bond markets.
     Other operating income and expenses of this business area for the three months ended March 31, 2010 was a loss of €1 million compared to a gain of €40 million recorded for the three months ended March 31, 2009.

     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2010 was a gain of €264 million, compared with a loss of €28 million recorded in for the three months ended March 31, 2009.
     Administration costs of this business area for the three months ended March 31, 2010 were €138 million, a 2.6% increase from the €134 million recorded for the three months ended March 31, 2009.
     Depreciation and amortization of this business area for the three months ended March 31, 2010 was €53 million, a 12.5% increase over the €47 million recorded for the three months ended March 31, 2009.
     Impairment on financial assets (net) of this business for the three months ended March 31, 2010 was €232 million compared with €112 million recorded for the three months ended March 31, 2009, due to an increase in provisions in light of economic conditions.
     Provisions (net) and other gains (losses) for the three months ended March 31, 2010 was a loss of €192 million, compared with a loss of €49 million for the three months ended March 31, 2009. This increased loss was primarily due to the impairment charges for investments in tangible assets and inventories from our real estate businesses.
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2010 was a loss of €351 million, compared with a loss of €370 million recorded for the three months ended March 31, 2009.
     Net income attributed to parent company of this business area for the three months ended March 31, 2010 was a loss of €265 million, compared with a loss of €262 million recorded for the three months ended March 31, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
By:	/s/ JAVIER MALAGON NAVAS
	Name:	JAVIER MALAGON NAVAS
	Title:	Chief Accounting Officer

Date: June 24, 2010